FORM 10-C

Securities and Exchange Commission
Washington, DC  20549

Report by issuer of securities quoted on The Nasdaq Stock MarketSM, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER: QUINTEL ENTERTAINMENT, INC.
                                              ---------------------------------

ADDRESS OF
PRINCIPAL EXECUTIVE OFFICES: 1 Blue Hill Plaza, Pearl River, New York 10965
                             --------------------------------------------------

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (914) 620-1212
                                                -------------------------------
I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent of more in the number of shares outstanding:

1. Title of security  Common Stock, par value $.001 per share
                      ---------------------------------------------------------

2. Number of shares outstanding before the change 15,246,234
                                                  -----------------------------

3. Number of shares outstanding after the change  18,446,234
                                                  -----------------------------

4. Effective date of change  September 10, 1996
                            ---------------------------------------------------
5. Method change  Acquisition
                  -------------------------------------------------------------

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Give brief description of transaction  Issuance of 3,200,000 shares of Common
                                       ----------------------------------------
Stock of the Company to the shareholders of Psychic Readers Network, Inc.
-------------------------------------------------------------------------------
("PRN") as consideration for the acquisition by a subsidiary of the Issuer of
-------------------------------------------------------------------------------
PRN's 50% interest in a limited liability company, of which the Issuer owns the
-------------------------------------------------------------------------------
remaining 50% interest.
-----------------------

II. CHANGE IN NAME OF ISSUER

1. Name prior to change
                       --------------------------------------------------------

2. Name after change
                     ----------------------------------------------------------

3. Effective date of charter amendment changing name
                                                     --------------------------

4. Date of shareholder approval of change, if required
                                                       ------------------------

October 3, 1996                    /s/Jeffrey L. Schwartz
--------------------------------------------------------------------------------
                                   Jeffrey L. Schwartz, Chief Executive Officer



\jndoc\form.10C